SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                  (Amendment 1)

                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                          CAM COMMERCE SOLUTIONS, INC.
        _________________________________________________________________
                                (Name of Issuer)

                                  COMMON STOCK
        _________________________________________________________________
                         (Title of Class of Securities)

                                    131916108
       __________________________________________________________________
                                 (CUSIP Number)

                                DECEMBER 31, 2002
        _________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                       Rule 13d-1 (b)
                  |X|  Rule 13d-1 (c)
                       Rule 13d-1 (d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

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CUSIP NO. 131916108                      13G                      Page 2 of 9
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 1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JAY R PETSCHEK
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) [x]

                                                            (b) [ ]
--------------------------------------------------------------------------------
 3             SEC USE ONLY

--------------------------------------------------------------------------------
 4             CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF         5      SOLE VOTING POWER

    SHARES                 0
                    ------------------------------------------------------------
 BENEFICIALLY       6      SHARED VOTING POWER

   OWNED BY                204,900
                    ------------------------------------------------------------
     EACH
                    7      SOLE DISPOSITIVE POWER
  REPORTING
                           0
   PERSON           ------------------------------------------------------------

    WITH            8      SHARED DISPOSITIVE POWER

                           204,900
--------------------------------------------------------------------------------
 9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               EACH REPORTING PERSON

               204,900
--------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
               (9) EXCLUDES CERTAIN SHARES*
                                                           [ ]

--------------------------------------------------------------------------------
11             PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9
               6.59%
--------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 131916108                      13G                      Page 3 of 9
--------------------------------------------------------------------------------
 1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Corsair Capital Partners, L.P.
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) [x]

                                                            (b) [ ]
--------------------------------------------------------------------------------
 3             SEC USE ONLY

--------------------------------------------------------------------------------
 4             CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
  NUMBER OF         5      SOLE VOTING POWER

    SHARES                 0
                    ------------------------------------------------------------
 BENEFICIALLY       6      SHARED VOTING POWER

   OWNED BY                204,900
                    ------------------------------------------------------------
     EACH
                    7      SOLE DISPOSITIVE POWER
  REPORTING
                           0
   PERSON           ------------------------------------------------------------

    WITH            8      SHARED DISPOSITIVE POWER

                           204,900
--------------------------------------------------------------------------------
 9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               EACH REPORTING PERSON

               204,900
--------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
               (9) EXCLUDES CERTAIN SHARES*
                                                           [ ]

--------------------------------------------------------------------------------
11             PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9
               6.59%
--------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 131916108                      13G                      Page 4 of 9
--------------------------------------------------------------------------------
 1             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Corsair Capital Advisors L.L.C.
--------------------------------------------------------------------------------
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) [x]

                                                            (b) [ ]
--------------------------------------------------------------------------------
 3             SEC USE ONLY

--------------------------------------------------------------------------------
 4             CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
  NUMBER OF         5      SOLE VOTING POWER

    SHARES                 0
                    ------------------------------------------------------------
 BENEFICIALLY       6      SHARED VOTING POWER

   OWNED BY                204,900
                    ------------------------------------------------------------
     EACH
                    7      SOLE DISPOSITIVE POWER
  REPORTING
                           0
   PERSON           ------------------------------------------------------------

    WITH            8      SHARED DISPOSITIVE POWER

                           204,900
--------------------------------------------------------------------------------
 9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               EACH REPORTING PERSON

               204,900
--------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
               (9) EXCLUDES CERTAIN SHARES*
                                                           [ ]

--------------------------------------------------------------------------------
11             PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9
               6.59%
--------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON*
               OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 131916108                      13G                      Page 5 of 9
--------------------------------------------------------------------------------

ITEM 1(A).        NAME OF ISSUER.

                  CAM Commerce Solutions, Inc. (the "Issuer")

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  17520 Newhope Street
                  Fountain Valley, California 92708

ITEMS 2(A) AND (B)NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  This statement is filed on behalf of Mr. Jay R. Petschek ("Mr. Petschek"), Corsair Capital Advisors L.L.C., a Delaware limited liability company ("Corsair Advisors") and Corsair Capital Partners, L.P., a Delaware limited partnership ("Corsair Partners") and the successor by merger to Corsair Capital Partners II, L.P., a Delaware limited partnership.

                  Corsair Managing Partners, a New York general partnership, was the sole general partner of Corsair Capital Partners II, L.P., and Corsair Management Company, Inc., a New York corporation, was the general partner of Corsair Managing Partners. As a result of the merger, Corsair Managing Partners and Corsair Management Company, Inc. no longer beneficially own Common Stock (as defined below).

                  Mr. Petschek is filing in his capacity as the managing member of Corsair Advisors, which in turn is now the general partner of Corsair Partners.

                  Each of Mr. Petschek, Corsair Partners and Corsair Advisors has its principal office at 570 Lexington Avenue, 12th Floor, New York, New York 10022.

                  This statement relates to shares of Common Stock (as defined below) held for the account of Corsair Partners.

ITEM 2(C).        CITIZENSHIP.

                  Mr. Petschek is a United States citizen, Corsair Partners is a Delaware limited partnership and Corsair Advisors is a Delaware limited liability company.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $.001 per share (the "Common Stock").

ITEM 2(E).        CUSIP NUMBER.

                  131916108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Inapplicable.

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CUSIP NO. 131916108                      13G                      Page 6 of 9
--------------------------------------------------------------------------------
ITEM 4.           OWNERSHIP.


                  (a) Amount Beneficially Owned:

                  (1) As of December 31, 2002, Mr. Petschek beneficially owned 204,900 shares of Common Stock by virtue of his position as the managing member of Corsair Advisors, which is in turn the sole general partner of Corsair Partners, with Corsair Partners holding 204,900 shares of Common Stock, for which Mr. Petschek may be deemed to have shared voting power and shared dispositive power with Corsair Advisors and Corsair Partners.

                  (2) As of December 31, 2002, Corsair Partners beneficially owned 204,900 shares of Common Stock, for which Corsair Partners may be deemed to have shared voting power and shared dispositive power with Mr. Petschek and Corsair Advisors.

                  (3) As of December 31, 2002, Corsair Advisors beneficially owned 204,900 shares of Common Stock by virtue of its position as the general partner of Corsair Partners, for which Corsair Advisors may be deemed to have shared voting and shared dispositive power with Mr. Petschek and Corsair Partners.

                  Mr. Petschek and Corsair Advisors expressly disclaim beneficial ownership of any shares of Common Stock not directly held for the account of Corsair Partners.

                  (b) Percent of Class:

                  As of December 31, 2002, Mr. Petschek's beneficial ownership of 204,900 shares of Common Stock constituted 6.59% of all of the outstanding shares of Common Stock. As of December 31, 2002, Corsair Partners' beneficial ownership of 204,900 shares of Common Stock constituted 6.59% of all the outstanding shares of Common Stock. As of December 31, 2002, Corsair Advisor's beneficial ownership of 204,900 shares of Common Stock constituted 6.59% of all of the outstanding shares of Common Stock. Together, as of December 31, 2002, Mr. Petschek, Corsair Partners and Corsair Advisors beneficially owned 6.59% of all of the outstanding shares of Common Stock. As of December 31, 2002, Corsair Capital Partners II, L.P., Corsair Management Company, Inc. and Corsair Managing Partners no longer owned any shares of Common Stock.

                  The percentages used herein are calculated based on the 3,109,000 shares of Common Stock reflected as being issued and outstanding as of December 5, 2002 in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 2002.

                  (c) Number of shares as to which such person has:

                      See Item 4(a).

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Inapplicable.

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CUSIP NO. 131916108                      13G                      Page 7 of 9
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ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Inapplicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  See attached Exhibit A.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable.

ITEM 10.          CERTIFICATION.

                  By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to below were not acquired and were not held for purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 131916108                      13G                      Page 8 of 9
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                                   SIGNATURES

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 2003                Jay R. Petschek

                                            /s/ Jay R. Petschek
                                        ----------------------------------
                                                Jay R. Petschek


Dated:  February 7, 2003                Corsair Capital Partners, L.P.

                                        By: Corsair Capital Advisors, L.L.C.,
                                            General Partner

                                        By: /s/ Jay R. Petschek
                                        ----------------------------------
                                                Jay R. Petschek
                                                Managing Member


Dated:  February 7, 2003                Corsair Capital Advisors, L.L.C.

                                        By: /s/ Jay R. Petschek
                                        ----------------------------------
                                                Jay R. Petschek
                                                Managing Member

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

                  The undersigned hereby agree to jointly prepare and file with regulatory authorities this Amendment No. 1 to Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of CAM Commerce Solutions, Inc. and hereby affirm that such Amendment No. 1 is being filed on behalf of each of the undersigned.

Dated:  February 7, 2003                Jay R. Petschek

                                            /s/ Jay R. Petschek
                                        ----------------------------------
                                                Jay R. Petschek


Dated:  February 7, 2003                Corsair Capital Partners, L.P.

                                        By: Corsair Capital Advisors, L.L.C.,
                                            General Partner

                                        By: /s/ Jay R. Petschek
                                        ----------------------------------
                                                Jay R. Petschek
                                                Managing Member


Dated:  February 7, 2003                Corsair Capital Advisors, L.L.C.

                                        By: /s/ Jay R. Petschek
                                        ----------------------------------
                                                Jay R. Petschek
                                                Managing Member